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GigKloud

D. William Zero · 2nd

Changing the World, One Gig at a Time.

New York, New York, United States · 500+ connections ·

Contact info

GigKloud, Inc.

Columbia University Graduate School of Arts a...

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Using Slack to track real-time activity on your app or webpage! I just implemented...


AttachmentController.js
BadgeController.js
EmployeeController.js
GigController.js
LinkedinLoginController.js
OfferController.js
ProfileController.js
ProjectController.js
ReferralCreditController.js
ReviewController.js
SlackController.js
StripeController.js
TransactionController.js
UserController.js
VerificationController.js
Exceptions
Middleware
Models
Services
require('dotenv').config();
const request = require("request");
const SLACK_URL = process.env.SLACK_URL;
const slackSender = (webHook, payload) => {
const theRequest = {
url: SLACK_URL + webHook,
method: "POST",
json: payload
};
request(theRequest, (error, res) => {
if (!error && (res.statusCode == 200)) {
console.log("Slack Message Sent");
}
else {
console.log("Slack Message Failed" + res
}
});
}
module.exports = slackSender;
PROBLEMS OUTPUT DEBUG CONSOLE TERMINAL

12

Are your automated emails ending up in the spam box?? #gigkloud #OnDemandLabor...


GigKloud - Email Verification (Action Required)
Spam Report
4.5

How to Keep Your Automated Emails Out of the Spam Box

youtube.com

4 · 1 comment

Improving sales for


USER PROFILE

7

Experience

Founder & CEO/CTO

GigKloud, Inc. · Full-time
Apr 2018 – Present · 3 yrs
Greater New York City Area

GigKloud connects businesses with on-demand labor. We specialize in providing last minute labor which can arrive in as little as 2-hours. Whether it's fulfillment, moving, delivery, or just general day labor, our workers can get the job done!

Software Engineering Fellow

General Assembly · Full-time
2019 – 2020 · 1 yr
New York, New York, United States

Managing Director

Saxton Sotheby, LLC
Apr 2014 – Nov 2017 · 3 yrs 8 mos
Within 23 wards, Tokyo, Japan

Founder & President

Tokyo Truck Guy K.K.
Dec 2011 – Mar 2015 · 3 yrs 4 mos
Tokyo, Japan

Recognizing the lack of attention and inability of Japanese moving companies to provide adequate service to ex-pats living in Tokyo, I founded Tokyo Truck Guy to fill a niche market by providing fast, hassle-free, English speaking moving service to those marginalized by our Japanese counterparts.

Naval Aviator

US Navy
Mar 2006 – Mar 2011 · 5 yrs 1 mo
Hawaiian Islands

Naval Aviator (Pilot) aboard the P-3C Orion, on MCBH, Kaneohe Bay, Hawaii
Officer & Gentleman



A VP-9 P3-Orion Doing a Flyby on Mt. Fuji

About Our Squadron

Education

Columbia University Graduate School of Arts and Sciences

Master's Degree, Astro-Particle Physics

2003 – 2006

Graduate Research - Solar Tower Atmospheric Cherenkov Effect Experiment (STACEE). Operated and Maintained Gamma-Ray Telescope, and Assisted with Data Collection and Analysis.

Mentor - Dr. Allan Blaer
Advisor - Dr. Reshmi Mukherjee

ST. JOHN'S UNIVERSITY

St. John's University

Bachelor of Science - BS, Double Major: Physics & Philosophy

1999 – 2003

Activities and Societies: Research Experience for Undergraduates (R.E.U.) - The New York Schools Cosmic Particle Telescope Project, & Columbia University. Track & Field - Decathlete

Pursued a Double Major of Physics & Philosophy.
Published "Mounting a Scintillation Detector" for use in The New York Schools Cosmic Particle Telescope Project.